SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form  40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 21, 2004	By	S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	2003 Annual Report

1.2	2004 Annual General Meeting Proxy Statement

1.3	2004 Letter to Our Shareholders

Exhibit 1.1

Our Annual Report on Form 20-F for the fiscal year ended December 31,2003 as filed with the Securities and Exchange Commission on June 17,2004 is hereby incorporated by reference

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

July 21, 2004

Dear Shareholder:

You are cordially invited to attend the 2004 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on August 27, 2004 at 2:00 p.m., Taipei time, at our office located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2003 Annual Report. At this year’s Annual General Meeting, the agenda includes the election of directors, a proposal to reappoint our independent auditors to hold that office until the next annual general meeting and a proposal to amend our Bye-Laws to allow our Board of Directors to increase the size of our board to nine Directors. Our Board of Directors recommends that you vote FOR these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. You may choose to send in a proxy via the internet in lieu of mailing in your proxy card by following the procedures provided on your proxy card. Submitting the proxy either by mail or via the internet before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Jane Yeh

Secretary

Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Notice of 2004 Annual General Meeting of Shareholders

July 21, 2004

The 2004 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. will be held at our office located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 27, 2004, at 2:00 p.m., Taipei time, for the following purposes:

1.	To receive the financial statements for the fiscal year ended December 31, 2003 and the auditors’ report thereon;

2.	To elect to our Board of Directors for three-year terms Min-Liang Chen, Pierre Laflamme and Robert Ma Kam Fook as directors;

3.	To reappoint our independent auditors to hold office until the next annual general meeting;

4.	To amend Bye-law 74 of our Bye-Laws to allow our Board of Directors to increase the size of our board to nine Directors; and

5.	To transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement. All holders of record of the Company’s common shares, par value $0.01 per share (the “Common Shares”) on June 25, 2004 will be entitled to attend and vote at the Annual General Meeting. This notice of 2004 Annual General Meeting of Shareholders, the Proxy Statement, a form of proxy card and a copy of the Company’s 2003 Annual Report have been sent on or about July 21, 2004 to all holders of record of the Common Shares at the close of business on June 25, 2004, New York City time. This notice of 2004 Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2003 Annual Report are also available through our website at http://www.chipmos.com.tw.

By Order of the Board of Directors,

Jane Yeh
Secretary
Hsinchu, Taiwan

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN AUGUST 26, 2004, 6:00 P.M., NEW YORK CITY TIME (AUGUST 27, 2004, 6:00 A.M., TAIPEI TIME). ALTERNATIVELY, PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS PROVIDED ON THE PROXY CARD NO LATER THAN AUGUST 26, 2004, 6:00 P.M., NEW YORK CITY TIME (AUGUST 27, 2004, 6:00 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 27, 2004

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the “Company”), to be used at our 2004 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at our office located at No.1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 27, 2004, at 2:00 p.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy card are first being sent to shareholders is July 21, 2004.

The Board of Directors has established June 25, 2004 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Company’s common shares, par value $0.01 per share (the “Common Shares”) to whom the notice of 2004 Annual General Meeting will be sent. On the Record Date, there were 59,876,215 Common Shares outstanding.

If you properly cast your vote by executing and returning the enclosed proxy card or following the appropriate procedures for submitting your proxy via the internet and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card, or submit your proxy via the internet, but do not give instructions, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2004 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate no less than 50% of the voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum. Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

If you execute a proxy, or submit a proxy via the internet, but do not give instructions on how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

Mellon Investor Services LLC will tabulate votes cast by proxy either by mail or via the internet for the Annual General Meeting and representatives of the Company will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

A copy of our 2003 Annual Report is enclosed. You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. Our 2003 Annual Report is also available through our website at http://www.chipmos.com.tw. Our Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Election of Directors

Introduction

Our Board of Directors is divided into three classes. At each annual general meeting of the shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her successor has been duly elected and qualified, or the director’s earlier resignation or removal. Currently, the Board of Directors consists of eight members.

The Board of Directors proposes the election as directors of each of the three persons named below under “Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2007” to hold office for a term ending at the annual general meeting of shareholders to be held in 2007. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for election as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2007

Messrs. Min-Liang Chen, Pierre Laflamme and Robert Ma Kam Fook are currently members of the Board of Directors. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

Min-Liang Chen has served as one of our directors since January 2001. He has also served as a director and president of ProMOS Technologies Inc. since 1997 and as the deputy chairman of ProMOS Technologies Inc. since June 2003. He was a vice president of ProMOS Technologies Inc. in 1996 and 1997. He was also a vice president of

Mosel Vitelic Inc. from 1992 to 1996 and has served as a director of Mosel Vitelic Inc. since 1999. Mr. Chen holds a Ph.D. degree in electrical engineering from Rutgers University and a master’s degree from National Tsing-Hua University in Taiwan.

Pierre Laflamme has served as a director of our company since February 2001. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Robert Ma Kam Fook has served as a director since December 2001. He has also been a managing director of Jensmart International Ltd. since 1998 and a director of China Core Capital Management Ltd. since October 2001. Mr. Ma received his Bachelor of Laws degree from The Nottingham Trent University and an honorary degree in Business Administration from The Chinese University of Hong Kong. Mr. Ma is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Chartered Accountants of Canada and a fellow member of Hong Kong Society of Accountants.

The Board of Directors recommends a vote FOR the election of each of Min-Liang Chen, Pierre Laflamme and Robert Ma Kam Fook to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2007.

Directors Continuing in Office

Set forth below is information regarding the directors of the Company continuing in office, which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Cheng has served as one of our directors and chief executive officer since inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997 and the chairman of ChipMOS Taiwan since June 2003, the chairman of ChipMOS (Shanghai) since 2002 and the chairman of ChipMOS Logic TECHNOLOGIES Inc. since January 2004. He has also been Chairman of ThaiLin Semiconductor Corp. and CHANTEK ELECTRONIC CO., LTD. since 2002 and Advanced Micro Chip Technology Co., Ltd. since 2003. He was a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

Hung-Chiu Hu has served as one of our directors since our inception. He was our chairman from our inception to May 2004 and the chairman of ChipMOS Taiwan from 1999 to June 2003. He has also been the chairman of Mosel Vitelic Inc. since 1991, the president of Mosel Vitelic Inc. since 1993 and the chairman of ProMOS Technologies Inc. since 1997. Mr. Hu also serves as a director of DenMOS Technology Inc. Mr. Hu completed a program in information science at University of California at Los Angeles in 1976 and holds a bachelor’s degree from National Cheng Kung University in Taiwan.

Hsing-Ti Tuan has served as a director of our company since August 2000 and as the deputy chairman of ProMOS Technologies Inc. since June 2003. Mr. Tuan has served as a director of ProMOS Technologies Inc. since 1997. He also served as the executive vice president of the research and development division of Mosel Vitelic Inc. from 1996 to June 2003. He has been the president of Mosel Vitelic Corp., USA. since 1994. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan also serves as a director of Mosel Vitelic Inc. and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Jwo-Yi Miao has served as a director of our company since February 2001. He has also been the co-chairman of Pacific Energytech Co., Ltd. since 1999, supervisor of ChipMOS Taiwan since 1997, Director of Tamura Kaken Corporation since 1996, co-chairman of Corion Industrial Corp. since 1991, chairman of E-Fong Group since 1986 and director of Ta-Fong Electro-Chemical Industry Co., Ltd. since 1971 and president of Pacific Tamura Technology Co. Ltd. since 2001. Mr. Miao holds a degree from Tamkang University in Taiwan.

Yeong-Her Wang was appointed on July 19, 2004 by our Board of Directors to fill the casual vacancy resulting from John Yee Woon Seto’s resignation on May 19, 2004. He has been a professor in the Department of Electrical Engineering of the National Cheng Kung University since 1992. There he was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering between 1995 and 1996. Mr. Wang holds Ph.D., masters and bachelors degrees from National Cheng Kung University.

Board of Directors’ Meetings and Committees

Board of Directors’ Meeting

Our Board of Directors held 8 meetings during the year ended December 31, 2003. During 2003, each of our directors attended at least 75% of the meetings of the Board of Directors and the Committees of the Board on which he or she served.

Audit Committee

Robert Ma Kam Fook, Pierre Laflamme and Jwo-Yi Miao are currently the members of our Audit Committee. Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004, our audit committee will:

•	be directly responsible for the appointment, compensation, retention and oversight of the work of our external auditors or any other public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•	oversee our accounting principles and policies, financial reporting and internal control over financial reporting, internal audit controls and procedures, financial statements and independent audits;

•	meet with management, our external auditors and, if appropriate, the head of the auditing department to discuss audited financial statements, audit reports or other communications, including, without limitation, any audit problems or difficulties relating to our financial statements, any major issues regarding accounting principles and the adequacy of our internal control over financial reporting;

•	pre-approve, or adopt appropriate procedures to pre-approve all audit and non-audit services, if any, provided to us by our external auditors;

•	establish our internal complaints procedure for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission thereof by our employees;

•	evaluate the independence of and discuss with management the timing and process for implementing the rotation of the audit partners of the outside auditors; and

•	review and approve all our related party transactions.

Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2003.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of (i) the Company’s accounting and financial reporting principles and policies, internal audit controls and procedures and compliance with legal and regulatory requirements; (ii) the integrity of the Company’s financial statements and the independent audit thereof; and (iii) the external auditors, including evaluating the qualifications, independence and performance of and, where deemed appropriate, the replacement of the external auditors. The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements, reviewing, if requested, the Company’s interim financial statements, annually auditing management’s assessment of the effectiveness of internal control over financial reporting (commencing in the first fiscal year ending after April 15, 2005), and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the external auditors. The Committee has also discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written statement from the external auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the external auditors to the Company is compatible with maintaining the auditor’s independence and has discussed with the auditors the auditors’ independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the external auditors. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company’s auditors are in fact “independent”.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

Pierre Laflamme

Jwo-Yi Miao

Robert Ma Kam Fook

July 14, 2004

Compensation Committee

Pierre Laflamme, Robert Ma Kam Fook and Jwo-Yi Miao are currently the members of our Compensation Committee. Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation of all our directors and officers on at least an annual basis.

Our Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2003 to our directors and our executive officers, including cash and share bonuses, was approximately NT$12 million.

In 2003, we granted options to purchase 430,000 of our common shares to our directors and executive officers as set forth in the table below. 205,000 of these options will vest over a period of four years, with an equal proportion vesting on each of December 13, 2003, 2004, 2005 and 2006. 225,000 of these options will vest over a period of four years, with an equal proportion vesting on each of October 1, 2004, 2005, 2006 and 2007.

Number of shares issuable upon exercise of options	Expiration date	Exercise price		Consideration paid for options granted
205,000	December 13, 2008	US$	0.765	None
225,000	October 1, 2009	US$	1.7425	None

We did not set aside any monies for pension, retirement or similar benefits for our directors in 2003.

We do not provide our directors with any benefits upon termination of their service as directors.

Senior Manager and Employees

Executive Officers

The following table sets out the name of each executive officer, and such person’s age and position with the Company. The business address for each of our executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Shih-Jye Cheng	46	Chairman/Chief Executive Officer

Shou-Kang Chen	43	Chief Financial Officer

Peter Ku	56	President of ChipMOS Shanghai

Lafair Cho	42	President of ThaiLin

Shih-Jye Cheng. See “— Directors Continuing in Office”.

Shou-Kang Chen has served as our chief financial officer, investor relations officer and head of the finance division of ChipMOS TECHNOLOGIES INC. since 2002. He was the head of our strategy development department from 2000 to 2001. He was the department head of the quality lab of ChipMOS TECHNOLOGIES INC. from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

Peter Ku has served as a president of ChipMOS TECHNOLOGIES (Shanghai) LTD. since 2002. He was vice president of ChipMOS Taiwan from 2001 to 2002, president of Walton Advanced Electronics Ltd. from 1998 to 2001 and a director of Microchip Technology Taiwan from 1995 to 1998. Mr. Ku received a master’s degree in solid state electronics from National Cheng Kung University in Taiwan.

Lafair Cho has served as ThaiLin Semiconductor Corp.’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin Semiconductor Corp. from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. since July 2003 and as a director of ChipMOS TECHNOLOGIES INC. since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

Major Shareholders

The following table sets out certain information as of April 30, 2004 regarding the ownership of our Common Shares by (1) each person who is known to us to be the owner of more than five percent of our Common Shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of Person or Group	Number of Shares Owned	Percent Owned
Mosel Vitelic Inc.(1) (2)	26,159,531	43.7
PacMOS Technologies Holdings Limited(3)	4,007,284	6.7
Directors and executive officers, as a group(4)	1,579,048	2.6

(1)	Mosel Vitelic Inc. owns 25,927,840 shares indirectly through its 100% owned subsidiary, Giant Haven Investments Ltd., and 231,691 indirectly through Mou-Fu Investment Ltd., which is a 99.9% owned subsidiary of Mosel Vitelic Inc.’s 99.9% owned subsidiary Dai-Gin Investment Ltd. Mosel Vitelic Inc. is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of Mosel Vitelic Inc.’s outstanding shares as of December 31, 2003.
(2)	Excludes shares owned by PacMOS Technologies Holdings Limited that may be beneficially owned by Mosel Vitelic Inc.
(3)	PacMOS Technologies Holdings Limited is a public company listed on the Stock Exchange of Hong Kong Limited and 43% owned by Texan Management Limited and 32% owned by Vision2000 Venture Ltd. Vision2000 Venture Ltd. is 100% owned by Mosel Vitelic Inc. As a result, each of Texan Management Limited, Vision2000 Venture Ltd. and Mosel Vitelic Inc. may be considered to be the beneficial owner of our common shares owned by PacMOS Technologies Holdings Limited. There are no voting or other arrangements among Texan Management Limited, Vision2000 Venture Ltd. and Mosel Vitelic Inc. with respect to control of PacMOS Technologies Holdings Limited.
(4)	Excludes shareholding of Mosel Vitelic Inc. owned by the group.

As of April 30, 2004, 7 of our shareholders of record have addresses in the United States, holding approximately 34.6% of our total outstanding Common Shares. All holders of our Common Shares have the same voting rights with respect to their shares.

Proposal No. 2. Reappointment of Independent Auditors

We are submitting a proposal to have Moore Stephens, Hong Kong reappointed as our independent auditors for shareholder approval at the Annual General Meeting as required by Bermuda law and proposing that the Board of Directors be authorized to determine their remuneration.

A representative of Moore Stephens, Hong Kong, will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of Moore Stephens, Hong Kong, is not approved by the shareholders, Moore Stephens, Hong Kong, as our independent auditor prior to the Annual General Meeting, will nevertheless remain our independent auditor until another independent auditor is appointed by the shareholders or until they resign from such position.

Audit Fees

We paid Deloitte & Touche, who previously were our independent auditors until February 25, 2003, an aggregate fee of approximately NT$3 million in 2003 for professional services rendered in the fiscal year ended December 31, 2003.

We paid Moore Stephens, Hong Kong an aggregate fee of approximately NT$2.1 million in 2003 for professional services rendered in the fiscal year ended December 31, 2003.

No fees other than the “Audit Fees” for the fiscal year ended December 31, 2003, have been paid by us.

The Board of Directors recommends a vote FOR the appointment of Moore Stephens, Hong Kong, as our independent auditors to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

Proposal No. 3. Amendment of Bye-law 74.

We are submitting a proposal to amend Bye-law 74 of our Bye-Laws to allow our Board of Directors to increase the size of our board to nine Directors. Under that proposal, Bye-law 74 would be amended by replacing the word “eight (8)” in the first sentence thereof to “nine (9)”, as follows: “The number of directors shall be such number not less than three (3) nor more than nine (9) as determined by the Directors.” Under our Bye-Law 74, this will require the affirmative vote of the shareholders holding shares representing at least sixty percent (60%) of the total voting rights of all the shareholders having the right to vote at the Annual General Meeting.

The Board of Directors recommends a vote FOR the amendment of our Bye-Laws to increase the size of our board to up to nine Directors.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2005 Annual General Meeting

The Company hereby notifies its shareholders that the annual general meeting for 2005 shall be held on the last Friday in August that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2005 Annual General Meeting

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2005 Annual General Meeting must comply with the provisions of our Bye-Law 46 and applicable Bermuda law.

In accordance with our Bye-Law 46, in order to be properly brought before the 2005 Annual General Meeting, a shareholder or shareholders qualified to propose a matter must deliver notice of the matter the shareholder wishes to present to the Secretary of the Company at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2005 Annual General Meeting; provided, however, that if the date of the 2005 Annual General Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2005 Annual General Meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder’s name and address, the number of Common Shares of the Company beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares of the Company beneficially owned by such person, such person’s signed consent to serve as a director if elected, such shareholder’s name and address and the number of Common Shares of the Company beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonable sufficient to meet the Company’s expenses.

By Order of the Board of Directors,

Jane Yeh
Secretary

Hsinchu, Taiwan

Dated: July 21, 2004

Exhibit 1.3

Letter to Our Shareholders

Dear Shareholders,

The semiconductor industry, especially the sectors we focus on, recovered from the downturn since the second quarter of 2003. This was the result of increased outsourcing by semiconductor manufacturers and improved end market demand due to the improved world economy. At ChipMOS, our focused strategy on building long-relationships in the memory and LCD driver semiconductors markets resulted in a return to revenue and profit growth, with industry leading margins. In fact, the strategy has also positioned us for continued growth through 2004 as we support our customers increased demand forecasts, while at the same time further expanding our presence in the key China market.

2003: A Drilling Year

Owing to the improvement in capacity utilization, our revenue increased significantly in the second quarter of 2003. Our assembly and testing capacity for memory and liquid crystal display (“LCD”) driver semiconductors has been fully utilized since the third quarter of 2003. Due to capacity shortage in the market, we were able to raise the prices on our assembly and testing services for both memory and LCD driver semiconductors in the fourth quarter of 2003, which enhanced our operational margin significantly.

For the full year 2003, ChipMOS reported total net revenue of US$273.5 million and a net profit of US$14.6 million.

Market Differentiation Drives Customer Value

In order to compete more effectively, we have tried to differentiate our products and services offerings and capability from our peers since our inception. Based on this philosophy and through our continuous research and development activities, we have successfully developed our own proprietary manufacturing technologies for memory and LCD driver products and equipped our production line with the largest 12 inch wafer assembly capacity and the largest chip-on-film (“COF”)/tape carrier package (“TCP”) assembly and testing capacity in Taiwan. We believe customers will continue to adopt these technologies at increasing rates moving forward based on the numerous performance and cost benefits.

We also diversified into flash memory testing for our memory product services. We believe this will enhance our revenue and margin sustainability to alleviate the impact of the fluctuating DRAM market and to rejuvenate our existing testing memory equipment.

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Long-Term Capacity Agreements

Our customers for memory and LCD driver semiconductor services demanded more capacity during the market upturn in early 2003. In order to avoid investing heavily in case of a future downturn, we were hesitant to make further investment without firm order commitments. We were able to enter into long-term supply agreements, whereby ChipMOS has guaranteed capacity through 2005 and 2006 to five major customers, namely, ProMOS Technologies Inc., Novatek Microelectronics Corp., Himax Technologies, Inc., DenMOS Technologies Inc. and OKI Electric Industry Co., Ltd. Currently, 62% of our total existing capacity has been reserved for the above-mentioned customers, with 87% of our existing COF/TCP capacity being reserved.

2004: A Seeding year

Strong demand for ChipMOS to build out a dedicated facility in Shanghai became more apparent as customers aggressively pursued the vast market opportunities in China. Given the incentives offered by the Shanghai government and our current successful business model in Taiwan, we plan to transfer our experience to Mainland China and expand our semiconductor assembly and testing operations there to meet local market demand, especially for the LCD driver semiconductor. Clearly, based on market projects, setting up a local operation in Mainland China is essential to satisfying our customers’ growing needs and will be a primary driver of ChipMOS’s growth in the years to come.

Future Outlook

We will continue to focus on developing leading technologies, creating value for our shareholders and providing cutting edge solutions to meet our customers’ needs. With our current strategic direction, management expertise and commitment to execution, we are confident we will meet our objectives.

Sincerely

Shih-Jye Cheng

Chairman

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